Filed by ROC Energy Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: ROC Energy Acquisition Corp.

(File No. 001-41103)

ROC Energy Acquisition Corp. Announces Filing of Registration Statement on Form S-4 in Connection with its Proposed Business Combination with Drilling Tools International

HOUSTON AND DALLAS, TEXAS – (February 15, 2023) – ROC Energy Acquisition Corp. (“ROC”) (Nasdaq: ROC), a publicly traded special purpose acquisition company, and Drilling Tools International (“DTI” or the “Company”), a leading oilfield services company that rents downhole drilling tools, today announced that ROC filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) on February 14, 2023.

The Registration Statement contains a preliminary proxy statement/prospectus in connection with the previously announced proposed business combination between ROC and DTI. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about ROC and DTI, as well as the proposed business combination.

On February 13, 2023, ROC entered into a definitive agreement for a business combination with DTI. The transaction is expected to be completed in the second quarter of 2023 and is subject to approval by ROC’s shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

About Drilling Tools International

Drilling Tools International is a Houston, Texas based leading oilfield services company that rents downhole drilling tools used in horizontal and directional drilling of oil and natural gas wells. Drilling Tools operates from 22 locations across North America, Europe and the Middle East. To learn more about Drilling Tools visit: www.drillingtools.com.

About ROC Energy Acquisition Corp.

ROC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While ROC may pursue an acquisition in any business industry or sector, it has concentrated its efforts on the traditional energy sector in the U.S. ROC is led by Chief Executive Officer Daniel Jeffrey Kimes and Chief Financial Officer Rosemarie Cicalese. To learn more, visit: https://rocspac.com.

Forward-Looking Statements

This press release may include, and oral statements made from time to time by representatives of DTI, ROC, and the combined company resulting from their combination (the “Combined Company”) may include, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding the proposed business combination and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this press release are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to DTI, ROC, or the Combined Company, or their respective management teams, identify forward-looking statements. These forward-looking statements also involve significant risks and uncertainties, some of which are difficult to predict and may be beyond the control of DTI, ROC, and the Combined Company, that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination, (2) the inability to complete any proposed business combination, (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination, (4) the risk that any proposed business combination disrupts current plans and operations, (5) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees, (6) costs related to any proposed business combination, (7) the ability to meet stock exchange listing standards at or following consummation of the business combination, (8) changes in applicable laws or regulations, (9) the possibility that DTI or the Combined Company may be adversely affected by other economic, business, and/or competitive factors, (10) the impact of the global COVID-19 pandemic, and (11) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by DTI, ROC, or the Combined Company with the SEC. In addition, there will be risks and uncertainties described in the registration statement on Form S-4 related to the proposed business combination, which is expected to be filed with the Securities and Exchange Commission (the “SEC”). Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the DTI’s, ROC’s, and the Combined Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in ROC’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to DTI, ROC, or the Combined Company or persons acting on each of their respective behalves are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of each of DTI, ROC, and the Combined Company, including those set forth in the Risk Factors section of ROC’s registration statement and proxy statement/prospectus for its proposed business combination filed with the SEC, ROC's registration statement and prospectus for the ROC’s initial public offering filed with the SEC, ROC’s Annual Report on Form 10-K for the year ended December 31, 2021 and in subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022, and September 30, 2022, in each case as filed with the SEC. DTI, ROC, and the Combined Company each undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Important Information About the Business Combination and Where to Find It

ROC has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to ROC’s stockholders in connection with its solicitation of proxies for the vote by ROC’s stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus, and relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, ROC will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. ROC’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto, when available, and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about DTI, ROC and the business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of ROC as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to ROC’s secretary at 16400 Dallas Parkway, Dallas, TX 75248, (972) 392-6180.

Participants in the Solicitation

ROC and its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ROC’s stockholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of ROC’s directors and officers in ROC’s filings with the SEC, including ROC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 24, 2022, and such information and names of DTI’s directors and executive officers are also in the Registration Statement on Form S-4  filed with the SEC by ROC, which includes the proxy statement/prospectus of ROC for the business combination. Stockholders can obtain copies of ROC’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov. DTI and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of ROC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the proxy statement/prospectus for the business combination when available.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investor Relations – Drilling Tools

Sioban Hickie, ICR, Inc.

DrillingToolsIR@icrinc.com

Public Relations, Media – Drilling Tools

DrillingToolsPR@icrinc.com

Source: ROC Energy Acquisition Corp.